Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2020 and 2019

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	September 30, 2020 (Unaudited)		December 31, 2019 (Audited)		September 30, 2019 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$17,703	4	$34,050	7	$24,072	5
Financial assets at fair value through profit or loss	7	—	1	—	25	—
Hedging financial assets	8	—	—	—	—	—
Contract assets	5,170	1	4,441	1	4,517	1
Trade notes and accounts receivable, net	22,596	4	26,408	6	29,760	6
Receivables from related parties	690	—	17	—	19	—
Inventories	15,167	3	17,344	4	17,888	4
Prepayments	4,869	1	1,883	—	4,565	1
Other current monetary assets	5,576	1	7,498	2	7,997	2
Other current assets	3,367	1	2,430	—	2,497	1

Total current assets	75,153	15	94,072	20	91,340	20

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	700	—	778	—	513	—
Financial assets at fair value through other comprehensive income	7,633	2	7,154	1	6,457	1
Investments accounted for using equity method	6,806	1	7,139	1	3,020	1
Contract assets	2,357	—	2,601	1	2,538	1
Property, plant and equipment	279,242	56	283,694	60	282,108	60
Right-of-use assets	11,159	3	11,364	2	11,351	2
Investment properties	8,171	2	8,169	2	8,267	2
Intangible assets	91,885	19	47,047	10	47,920	10
Deferred income tax assets	3,349	1	3,259	1	3,523	1
Incremental costs of obtaining contracts	976	—	943	—	961	—
Net defined benefit assets	2,285	—	2,128	—	843	—
Prepayments	2,341	—	2,679	1	2,762	1
Other noncurrent assets	5,191	1	6,101	1	5,889	1

Total noncurrent assets	422,095	85	383,056	80	376,152	80

	$497,248	100	$477,128	100	$467,492	100

	September 30, 2020 (Unaudited)		December 31, 2019 (Audited)		September 30, 2019 (Unaudited)
	Amount	%	Amount	%	Amount	%
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$75	—	$90	—	$90	—
Short-term bills payable	11,991	2	—	—	—	—
Financial liabilities at fair value through profit or loss	—	—	—	—	2	—
Contract liabilities	16,184	3	16,840	3	16,417	4
Trade notes and accounts payable	13,256	4	15,312	3	16,932	4
Payables to related parties	494	—	654	—	379	—
Current tax liabilities	3,934	1	5,812	1	7,553	2
Lease liabilities	3,272	1	3,291	1	3,248	1
Other payables	22,190	4	22,953	5	20,092	4
Provisions	240	—	207	—	249	—
Current portion of long-term loans	1,600	—	—	—	—	—
Other current liabilities	956	—	984	—	1,000	—

Total current liabilities	74,192	15	66,143	13	65,962	15

NONCURRENT LIABILITIES
Long-term loans	—	—	1,600	—	1,600	—
Bonds payable	19,979	4	—	—	—	—
Contract liabilities	6,508	2	6,841	2	6,803	2
Deferred income taxes liabilities	1,954	—	1,912	—	1,941	—
Provisions	105	—	97	—	85	—
Lease liabilities	6,300	1	6,467	2	6,339	1
Customers’ deposits	4,702	1	4,748	1	4,646	1
Net defined benefit liabilities	3,613	1	3,505	1	3,663	1
Other noncurrent liabilities	1,803	—	1,543	—	1,496	—

Total noncurrent liabilities	44,964	9	26,713	6	26,573	5

Total liabilities	119,156	24	92,856	19	92,535	20

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	16	77,574	16	77,574	17

Additional paid-in capital	149,784	30	149,762	31	149,763	32

Retained earnings
Legal reserve	77,574	16	77,574	16	77,574	17
Special reserve	2,676	1	2,676	1	2,676	-
Unappropriated earnings	58,829	11	65,984	14	57,471	12

Total retained earnings	139,079	28	146,234	31	137,721	29

Others	869	—	587	—	22	—

Total equity attributable to stockholders of the parent	367,306	74	374,157	78	365,080	78

NONCONTROLLING INTERESTS	10,786	2	10,115	3	9,877	2

Total equity	378,092	76	384,272	81	374,957	80

TOTAL	$497,248	100	$477,128	100	$467,492	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2020		2019		2020		2019
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$52,171	100	$50,848	100	$148,129	100	$152,287	100
OPERATING COSTS	34,506	67	33,019	65	94,698	64	98,767	65

GROSS PROFIT	17,665	33	17,829	35	53,431	36	53,520	35

OPERATING EXPENSES
Marketing	5,143	9	5,579	11	15,393	10	16,470	11
General and administrative	1,150	2	1,123	2	3,512	2	3,435	2
Research and development	981	2	1,089	2	2,878	2	2,964	2
Expected credit loss (reversal of credit loss)	(45)	—	10	—	59	—	(92)	—

Total operating expenses	7,229	13	7,801	15	21,842	14	22,777	15

OTHER INCOME AND EXPENSES	286	1	(19)	—	274	—	(28)	—

INCOME FROM OPERATIONS	10,722	21	10,009	20	31,863	22	30,715	20

NON-OPERATING INCOME AND EXPENSES
Interest income	21	—	67	—	93	—	197	—
Other income	87	—	144	—	417	—	479	—
Other gains and losses	(53)	—	47	—	(82)	—	144	—
Interest expenses	(58)	—	(26)	—	(148)	—	(78)	—
Share of profits of associates accounted for using equity method	101	—	189	—	275	—	414	—

Total non-operating income and expenses	98	—	421	—	555	—	1,156	—

INCOME BEFORE INCOME TAX	10,820	21	10,430	20	32,418	22	31,871	20
INCOME TAX EXPENSE	2,563	5	2,423	4	5,865	4	5,503	3

NET INCOME	8,257	16	8,007	16	26,553	18	26,368	17

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	725	1	(192)	—	395	—	(475)	—
Gain or loss on hedging instruments subject to basis adjustment	6	—	(2)	—	8	—	(1)	—
Share of remeasurements of defined benefit pension plans of associates	—	—	—	—	—	—	—	—

	731	1	(194)	—	403	—	(476)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(52)	—	(17)	—	(132)	—	46	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2020		2019		2020		2019
	Amount	%	Amount	%	Amount	%	Amount	%
Share of exchange differences arising from the translation of the foreign operations of associates	$(2)	—	$—	—	$(3)	—	$—	—
Income tax relating to items that may be reclassified subsequently to profit or loss	—	—	—	—	—	—	—	—

	(54)	—	(17)	—	(135)	—	46	—

Total other comprehensive income (loss), net of income tax	677	1	(211)	—	268	—	(430)	—

TOTAL COMPREHENSIVE INCOME	$8,934	17	$7,796	16	$26,821	18	$25,938	17

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$7,897	15	$7,669	16	$25,628	17	$25,642	17
Noncontrolling interests	360	1	338	—	925	1	726	—

	$8,257	16	$8,007	16	$26,553	18	$26,368	17

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,578	16	$7,465	16	$25,910	17	$25,204	17
Noncontrolling interests	356	1	331	—	911	1	734	—

	$8,934	17	$7,796	16	$26,821	18	$25,938	17

EARNINGS PER SHARE
Basic	$1.02		$0.99		$3.31		$3.31

Diluted	$1.02		$0.99		$3.30		$3.30

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss on		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	Hedging	Total Other	Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Adjustments	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2019	$77,574	$149,762	$77,574	$2,676	$66,575	$146,825	$(79)	$538	$1	$460	$374,621	$9,837	$384,458
Appropriation of 2018 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(34,746)	(34,746)	—	—	—	—	(34,746)	—	(34,746)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Net income for the nine months ended September 30, 2019	—	—	—	—	25,642	25,642	—	—	—	—	25,642	726	26,368
Other comprehensive income (loss) for the nine months ended September 30, 2019	—	—	—	—	—	—	27	(464)	(1)	(438)	(438)	8	(430)

Total comprehensive income (loss) for the nine months ended September 30, 2019	—	—	—	—	25,642	25,642	27	(464)	(1)	(438)	25,204	734	25,938

Share-based payment transactions of subsidiaries	—	(1)	—	—	—	—	—	—	—	—	(1)	17	16
Net decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)

BALANCE, SEPTEMBER 30, 2019	$77,574	$149,763	$77,574	$2,676	$57,471	$137,721	$(52)	$74	$—	$22	$365,080	$9,877	$374,957

BALANCE, JANUARY 1, 2020	$77,574	$149,762	$77,574	$2,676	$65,984	$146,234	$(148)	$735	$—	$587	$374,157	$10,115	$384,272
Appropriation of 2019 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(32,783)	(32,783)	—	—	—	—	(32,783)	—	(32,783)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(775)	(775)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	(4)	—	—	—	—	—	—	—	—	(4)	—	(4)
Net income for the nine months ended September 30, 2020	—	—	—	—	25,628	25,628	—	—	—	—	25,628	925	26,553
Other comprehensive income (loss) for the nine months ended September 30, 2020	—	—	—	—	—	—	(123)	397	8	282	282	(14)	268

Total comprehensive income (loss) for the nine months ended September 30, 2020	—	—	—	—	25,628	25,628	(123)	397	8	282	25,910	911	26,821

Share-based payment transactions of subsidiaries	—	24	—	—	—	—	—	—	—	—	24	59	83
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	476	476

BALANCE, SEPTEMBER 30, 2020	$77,574	$149,784	$77,574	$2,676	$58,829	$139,079	$(271)	$1,132	$8	$869	$367,306	$10,786	$378,092

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$32,418	$31,871
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	23,185	23,170
Amortization	3,774	3,191
Amortization of incremental costs of obtaining contracts	583	953
Expected credit loss (reversal of credit loss)	59	(92)
Interest expenses	148	78
Interest income	(93)	(197)
Dividend income	(246)	(296)
Compensation cost of share-based payment transactions	5	1
Share of profits of associates accounted for using equity method	(275)	(414)
Loss (gain) on disposal of property, plant and equipment	(124)	28
Gain on disposal of investment properties	(152)	—
Loss on disposal of intangible assets	2	—
Loss on disposal of financial instruments	2	—
Loss (gain) on disposal of investments accounted for using equity method	4	(151)
Provision for impairment loss of inventory	608	156
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	79	3
Others	(40)	(26)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	98	160
Trade notes and accounts receivable	4,020	594
Receivables from related parties	(340)	5
Inventories	1,710	(2,923)
Prepayments	(2,517)	(2,648)
Other current monetary assets	277	(915)
Other current assets	(862)	79
Incremental cost of obtaining contracts	(616)	(579)
Increase (decrease) in:
Contract liabilities	(1,323)	6,240
Trade notes and accounts payable	(2,313)	(3,532)
Payables to related parties	(160)	(539)
Other payables	(2,955)	(1,557)
Provisions	26	127

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2020	2019
Other current liabilities	$(42)	$(147)
Net defined benefit plans	(82)	450

Cash generated from operations	54,858	53,090
Interest paid	(139)	(78)
Income tax paid	(7,809)	(4,166)

Net cash provided by operating activities	46,910	48,846

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	(83)	—
Purchase of financial assets at fair value through profit or loss	(39)	(87)
Proceeds from disposal of financial assets at fair value through profit or loss	30	64
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(3,718)	(13,482)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	5,382	15,881
Proceeds from disposal of agreements collateralized by bonds with maturities of more than three months	15	—
Proceeds from disposal of investments accounted for using equity method	—	32
Acquisition of property, plant and equipment	(13,972)	(16,357)
Proceeds from disposal of property, plant and equipment	110	37
Acquisition of intangible assets	(47,547)	(168)
Acquisition of investment properties	(54)	—
Increase in other noncurrent assets	(131)	(882)
Interest received	102	208
Dividends received	515	534
Net cash inflow on acquisition of subsidiaries	354	—

Net cash used in investing activities	(59,036)	(14,220)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	115	315
Repayment of short-term loans	(134)	(325)
Proceeds from short-term bills payable	41,000	—
Repayment of short-term bills payable	(29,000)	—
Proceeds from issuance of bonds	20,000	—
Payments for transaction costs attributable to the issuance of bonds	(21)	—
Decrease in customers’ deposits	(61)	(92)
Payments for the principal of lease liabilities	(2,863)	(2,896)
Increase in other noncurrent liabilities	253	186
Cash dividends	(32,783)	(34,746)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2020	2019
Dividends distributed to noncontrolling interests	$(775)	$(710)
Change in other noncontrolling interests	78	14
Unclaimed dividend	2	2

Net cash used in financing activities	(4,189)	(38,252)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(32)	53

NET DECREASE IN CASH AND CASH EQUIVALENTS	(16,347)	(3,573)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	34,050	27,645

CASH AND CASH EQUIVALENTS, END OF PERIOD	$17,703	$24,072

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2020 and 2019

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of September 30, 2020 and 2019, the related consolidated statements of comprehensive income for the three months ended September 30, 2020 and 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the nine months ended September 30, 2020 and 2019 in accordance with International Accounting Standards No. 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.